GENERAL STEEL HOLDINGS, INC.

Kuntai International Mansion Building,
Suite 2315 Yi No. 12 Chaoyangmenwai Avenue,
Chaoyang District, Beijing, China 100020

April 24, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Pamela A. Long, Mr. Dietor King, & Ms. Brigitte Lippmann
Mail Stop 7010

Re:	General Steel Holdings, Inc. (“Company”)
Registration Statement on Form S-1
File: February 13, 2008
File No.: 333-149217

Dear Ms. Long:

Thank you for your comment letter on our above-captioned registration statement, dated April 17, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 2 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

The Offering, page 18

1.
We note your response to comment 13 in our letter dated March 11, 2008; however, the 38,368,929 total reflected in the filing does not reconcile with the 38,452,197 amount stated in your response letter. Please reconcile.

Response

We believe that we have made a mistake in the prospectus, stating that the number of outstanding shares after the offering was 38,368,929. The number stated in our prior response letter is correct. Therefore we corrected the total number of shares after the offering to state that it is 38,452,197 under This Offering on pages 9 and 18.

Selling Shareholders, page 1

2.
We note your response to comment on 2 in our letter dated March 11, 2008. Please also disclose the dollar amount of each payment related to the maximum interest, redemption and liquidated damage payments to the selling shareholders.

Response

In response to your comment, we updated the disclosures of maximum interest payments as follows. We added the following language on pages 25-26.

Maximum Interest dollar amount of potential interest payments assuming no event of default to the selling shareholders	$14,000,000.00(1)
Maximum Interest dollar amount of potential interest payments assuming full term event of default to the selling shareholders	$40,454,287.50(2)
Maximum dollar amount of potential redemption payments to the selling shareholders	$10,000,000.00(3)
Maximum dollar amount of potential liquidated damages payments to the selling shareholders	$426,666.67(4)

(1) Assuming that the $40,000,000 principal balance is neither repaid or converted then the interest payments will be paid semi-annually on every January 15 and July 15 between the issuance date of December 13, 2007 and the maturity date of December 12, 2012. During the term of the notes, the interest rate increases on an annual basis effective on certain of the anniversaries of the issuance date (i.e. year 1 is 3%, year 2 is 5%, year 3 is 7%, year 4 is 10% and year 5 is 10%). Because the timing of interest dates do not coincide with the issuance date or maturity date we have calculated the interest payment amounts, which we have compounded annually, based on a 360 day year, as follows:

Payment 1: December 13, 2007-January 15, 2008 (32 days) @ 3% = $106,666.67

Payment 2: January 15, 2008-July 15, 2008 (180 days) @ 3% = $600,000.00

Payment 3: July 15, 2008-December 12, 2008 (148 days) @ 3% = $493,333.33 + December 13, 2008-January 15, 2009 (32 days) @5% = $177,777.77

Payment 4: January 15, 2009-July 15, 2009 (180 days) @ 5% = $1,000,000.00

Payment 5: July 15, 2009-December 12, 2009 (148 days) @ 5% = $822,222.22 + December 13, 2009-January 15, 2010 (32 days) @7% = $248,888.88

Payment 6: January 15, 2010-July 15, 2010 (180 days) @ 7% = $1,400,000.00

Payment 7: July 15, 2010-December 12, 2010 (148 days) @ 7% = $1,151,111.11 + December 13, 2009-January 15, 2011 (32 days) @10% = $355,555.55

Payment 8: January 15, 2011-July 15, 2011 (180 days) @ 10% = $2,000,000.00

Payment 9: July 15, 2011-January 15, 2012 (180 days) @ 10% = $2,000,000.00

Payment 10: January 15, 2012-July 15, 2012 (180 days) @ 10% = $2,000,000.00

Payment 11: July 15, 2012-December 12, 2012 (148 days) @ 10% = $1,644,444.44

Total of Payment 1 through Payment 11= $14,000,000.00

(2) If all of the notes were to go into default, a 15% rate default rate would take effect from the date of default until cured, if so cured. Assuming default for the entire term of the notes the total interest payments would $40,000,000*15% for 5 years compounded annually which equals $40,454,287.50.

(3) Certain Events of Default found in Section 4(a)(i)-(vi) and (ix)-(xv) permit the holder to require the Company to redeem the notes at 125% of face value. This dollar amount is calculated based on the occurrence of one of these events of default at a time when the full principal amount remains outstanding (125%*$40,000,000 = $50,000,000, $50,000,000 - $40,000,000 = $10,000,000). The dollar amount in the table above does not include any late fees that may or may not accrue on payments the Company is obligated to make. A Change of Control also permits the holder to require the Company to redeem the notes at a lesser amount, generally at a 15% pre-tax internal rate of return as of the date of Change of Control.

(4) Pursuant to Section 1(p) of the Registration Rights agreement relating to this transaction, if the Form S-1 registration statement (No. 333-149217) is declared effective prior to June 10, 2008, no liquidated damages will accrue. If the Form S-1 is not declared effective by June 10, 2008, the Company is required to pay liquidated damages in the amount of 1% of the purchase price, or $400,000. The dollar amount in the table above is calculated based on the assumption that the Form S-1 registration statement (No. 333-149217) is not declared effective prior to June 13, 2008. On June 13, 2008, the selling shareholders will be eligible to sell their shares of common stock pursuant to Rule 144 of the Securities Act. Under section 3(a) of the Registration Rights Agreement relating to this transaction, the Company’s obligation to keep the registration statement effective terminates once the shareholders are eligible to sell their shares under Rule 144. The Company will still be required to pay liquidated damages to the shareholders for June 11, 2008 and June 12, 2008 when the shareholders should be able to sell their shares in the open market but can not do so because the shares are not listed on an effective registration statement and are not eligible to be sold pursuant to Rule 144. The liquidated damages payable to the shareholders for these two days when they can not publicly sell their shares is equal to 2/30 of 1% of the purchase price, or $26,666.67.

3.
We note your response to comment 17 in our letter dated March 11, 2008 and in particular that Heights Capital Management, Inc. has the discretionary authority to vote and dispose of the shares held by Capital Ventures International. Please identify the natural person or persons at Heights Capital Management, Inc. who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Capital Ventures International.

Response

The comment has been addressed and the following language has replaced footnote 1 on page 21 regarding the selling shareholders.

Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

Compensation Discussion and Analysis, page 29

4.	Please revise your compensation discussion and analysis disclosure to address the following points:

•	Please clarify what you mean when you refer to “your vision” and describe how it relates to your compensation practices for your executive officers.

•
Please explain why you believe your chief executive officer and your chief financial officer are “properly incentivized” and, in particular, please elaborate on what you mean by “the possibility of higher compensation in the future.”

•	Please explain what role your corporate performance palys in the process of setting compensation for your executive officers.

Response

Compensation Discussion and Analysis

Compensation Philosophy

Our strategic vision as a Company is to become one of the largest and most profitable non-government owned steel companies in China. We are firmly committed to this vision and have been willing to utilize all available resources to make it a reality. Our compensation philosophy focuses on an entrepreneurial style that we believe will best enable us to realize our vision in the future.

At this point in our growth, we compensate our CEO, CFO and senior management through salary and fully-vested unregistered Shares. We do not currently provide a bonus program, severance benefit program, retirement plan or change in control benefits program. We have engaged a human resources consultant to advise us in developing our compensation philosophy and practice and anticipate implementing many of their recommendations during 2008.

The competition for senior management among Chinese companies listed on a US stock exchange is fierce. We compete against companies that are much larger and have greater financial resources with which to attract and retain managers. We do not try to compete for senior management with other companies on the basis compensation. Instead, we seek to attract and retain qualified candidates who embrace our vision of becoming one of the largest and most profitable non-government owned steel companies in China, realize our long-term potential and are motivated by being pioneers in the field of State Owned Enterprise (SOE) privatization. We seek executives and managers with an entrepreneurial style who are willing to accept lower compensation in the near term with the expectation of greater compensation in the future as we continue to grow and move closer to realizing our vision. As our Company continues to develop, we are forgoing increased compensation for our executives and managers in favor of utilizing available cash resources to expand and grow our business. We also decided not to grant substantial equity awards to our executives and managers as a way of limiting dilution of our existing shareholder’s interests in our Company. Our current management team has been very accepting of our compensation philosophy and has embraced our entrepreneurial spirit.

We spend a great deal of effort and time communicating our vision to those considering working with us. It is vitally important that everyone working with us is committed to our vision and understands our commitment to growing the company. Our CEO plays an integral role in instilling this vision on an on-going basis with all our staff. Our work culture is very much like that of an entrepreneurial company characterized by high trust, high loyalty and a high personal sacrifice to current financial reward ratio.

We have been successful in recruiting and retaining senior management using our compensation philosophy. Since 2004 when the company became traded on the OTCBB, we have not had any staff resignations among our senior management team. We view this as a validation that we have followed the correct compensation philosophy for this stage in our company’s development.

Current Status

We understand the salary and stock award amounts may be generally less than those earned by senior managers at other Chinese companies listed on US stock exchanges, and are also likely significantly less than the amounts paid to senior managers of other publicly traded US companies. In determining ranges for these salaries and stock award amounts, we followed the principle that we are a developing company pursuing a goal to rapidly become a significantly larger company. As such, at this stage of development, we believe it is in our stockholders’ best interest to reinvest as much profit as possible back into the company. However, we also feel that notwithstanding these lower salaries and stock awards, our CEO and CFO remain properly incentivized, through a combination of their non-compensatory stock holdings and the possibility of higher compensation in the future, to grow the Company and build stockholder value.

We believe that the level of current compensation is appropriate for the earlier stages of developing our Company. We realize that our entrepreneurial mindset involves a very high level of trust among our executive team, but would like to reiterate that no member of our executive team has resigned since our Company became traded on the OTCBB in 2004. Our CEO and CFO have embraced our vision and entrepreneurial style and are willing to accept lower compensation at the present time in exchange for the possibility of increased compensation in the future. We believe that our CEO and CFO are properly incentivized by our current compensation levels combined with the potential to receive increased compensation in the future as we expand. As we continue to grow as a company and come closer to reaching our vision, we intend to develop a more comprehensive executive compensation program to reward our executives who have performed to our expectations, stayed with the Company and have proven to be integral to our success. We have engaged a human resources consultant to help the Company with its compensation process and practice.

Compensation Elements and Procedure

The salary amounts for our CEO and the CFO are determined through individual negotiations: our CFO negotiates his salary with our CEO, and our CEO negotiates his salary with our Compensation Committee. We have not used any industry benchmarking studies to determine these amounts. The CEO and CFO salaries are paid in full, in RMB, in monthly installments and receive the standard salary tax recording treatment. The stock award amounts are determined by our Compensation Committee. We believe the amounts of these salaries and stock awards adequately reward our CEO and CFO for their yearly total contributions to the company. We are not currently party to employment agreements with our CEO and CFO and as such we do not have any obligations relating to the termination of these employees or changes in control provisions.

The CEO annually reviews the work performance of the CFO and lower level managers. In general, the CEO subjectively evaluates the work performance of our CFO and other senior management based on the job function the executive is expected to fulfill in the management of the company. During 2007, our CEO had final authority on decisions relating to salary amounts and adjustments, except his own, which the Board of Directors must approve. Going forward, the Compensation Committee will have the final authority on decisions relating to compensation for all of our management including our CEO.

Desiring to reinvest as much profit as possible back into the company, our CEO has not taken a pay increase since 2003 and our CFO’s salary was not increased from the salary paid to him in 2006. In 2007, we granted fully-vested unregistered Shares to our CEO and CFO for the first time in an effort to further align of their interests with those of our shareholders. Corporate performance plays a significant role in the process of setting compensation for our executive officers. Stock awards help to align the interests of our executive officers with those of our shareholders. During 2007, 50.8% of our CEO’s compensation and 77.5% of our CFO’s compensation was paid in the form of stock awards. We will further develop our strategy and our process of setting compensation and incentives for our executive officers with the assistance of our human resources consultant. We granted fully-vested unregistered Shares to our directors and senior management during the fourth quarter. The grants were not made as part of an equity compensation plan and are intended as an interim-measure until a more fully-developed compensation philosophy and practice can be adopted. We expect this to happen during 2008 as we have engaged a human resources consultant to advise us on development and practice of a compensation philosophy and anticipate adopting many of their recommendations.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis and based this review recommends that it be included in the annual report on Form-10K for the fiscal year ended December 31, 2007.

Exhibit 5 - Legal Opinion

5.
Please update the legal opinion to reflect the reduced number of shares being registered and that only the selling shareholders, not the company, are selling shares. The opinion should also be revised to reflect that “when issued and sold in accordance with and in the manner described in the registration statement” (or words to that effect), the shares will be legal issued, fully paid and non-assessable. In addition, please clarify that Dennis Brovarone is providing the opinion in this capacity as legal counsel to the company.

Response

We updated the language to state that the shares are underlying the notes and the warrants, and that the number indicated in the opinion letter is the reduced number of shares which corresponds to the number on the cover page of the registration statement.